UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013.

Commission File Number: 001-31221

Total number of pages: 4

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 18, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	English translation of the Report of the 22nd Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

June 18, 2013

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

REPORT OF THE 22nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to inform you of the outcome of our 22nd Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 22nd Fiscal Year (from April 1, 2012 to March 31, 2013).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Audit & Supervisory Board.

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Appropriation of Retained Earnings

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 3,000 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 6,000 yen per share.

Item 2:	Partial Amendment of Articles of Incorporation

The proposed partial amendment to the Articles of Incorporation was approved at this meeting.

(1)	Contents of the Amendments

	It was decided to amend terms of Article 1 (Trade name) to align the Japanese trade name of the Company with the commonly accepted company name of “Kabushiki Kaisha NTT Dokomo”.

‚	It was decided to amend terms of Article 2 (Purpose of business) to add “Travel business” in order to prepare for business deployment in the future.

ƒ	It was decided to newly establish Article 8 (Rights for holdings smaller than one share-trading unit) and Article 9 (Additional purchase of shares constituting less than one share-trading unit) in light of the planned implementation of a stock split and adoption of a unit share system.

„	It was decided to make necessary numbering adjustments to the subsequent Articles in relation to the addition of new Articles.

(2)	Effective Date of the Amendments to the Articles of Incorporation

	Amendment to Article 1, creation of Articles 8 and 9, numbering adjustments: October 1, 2013

‚	Amendment to Article 2: June 18, 2013

Item 3:	Election of 3 Directors

As proposed, 3 directors, Kiyoshi Tokuhiro, Teruyasu Murakami and Takashi Nakamura, were newly elected and appointed.

Item 4:	Election of 2 Audit & Supervisory Board Members

As proposed, Kenji Ota and Naoto Shiotsuka were newly elected and appointed as Audit & Supervisory Board Members.

At the meeting of the Audit & Supervisory Board held after the close of the 22nd Ordinary General Meeting of Shareholders, Kenji Ota and Naoto Shiotsuka were newly elected and appointed as full-time Audit & Supervisory Board Members.

Re: Payment of Year-end Dividends for the 22nd Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Year-end Dividend Statement for the 22nd Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: “Year-end Dividend Statement for the 22nd Fiscal Year” and “Year-end Dividend Warrant for the 22nd Fiscal Year” are enclosed herewith. Please receive your dividends at your nearby Japan Post Bank or a post office by submitting the enclosed “Dividend Warrant” in a timely manner.

(Reference) Notice Concerning Stock Split and Adoption of Unit Share System

We will conduct a stock split and adopt a unit share system with Tuesday, October 1, 2013 as the effective date. Please note that there will be no effective change in the investment units due to the stock split and adoption of the unit share system.

Note:	We resolved this matter at the Board of Directors meeting held on Friday, April 26, 2013 and officially announced it on the same day.

1.	Stock split

(1)	Method of the stock split

Monday, September 30, 2013 shall be the record date of the stock split. Each of the Company’s common shares held by shareholders whose names are stated or recorded in the latest Registry of Shareholders on the record date will be split at a ratio of 1:100.

(2)	Number of increase in shares due to the stock split

1) Total number of issued shares before the stock split:	43,650,000 shares

2) Number of increase in shares due to the stock split:	4,321,350,000 shares

3) Total number of issued shares after the stock split:	4,365,000,000 shares

4) Total number of authorized shares after the stock split:	17,460,000,000 shares

2.	Adoption of the unit share system

We will newly adopt the unit share system, and the number of shares to constitute a share-trading unit shall be 100 shares.

3.	Effective date of the stock split and the adoption of the unit share system

Tuesday, October 1, 2013

Note:	Effective on Thursday, September 26, 2013, the share-trading unit for the common stock of the Company shall be changed to 100 shares on the stock exchanges.